EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-110967) of Capital Senior Living Corporation and in the related Prospectus and in the Registration Statement (Form S-8 No. 333-92045) pertaining to the 1997 Omnibus Stock and Incentive Plan of Capital Senior Living Corporation of our report dated March 8, 2005, with respect to the consolidated balance sheet of Capital Senior Living Corporation as of December 31, 2004, and the related statement of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2004, included in this Annual Report (Form 10-K), for the year ended December 31, 2005.
Ernst & Young LLP
Dallas, Texas
March 28, 2006